

July 21, 2010

Via U.S. Mail

Mingwang Lu
Chief Executive Officer
China Gerui Advanced Materials Group Limited
c/o Joseph R. Tiano, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037

> Re: **China Gerui Advanced Materials Group Limited**
> **Registration Statement on Form F-3**
> **Filed on: June 28, 2010**
> **File No.: 333-167841**

Dear Mr. Lu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 4

1. We note the statement at the end of the last paragraph on page 4 that "each statement regarding a contract, agreement, or other document is qualified in its entirely by reference to the actual document." Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Legal Matters, page 21

2. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Part II

Signatures

3. Please have the registration statement signed by your authorized representative in the United States. Please refer to Instruction 1 to the signatures on Form F-3.

Exhibit Index, page II-6

4. Please tell us what consideration you have given to filing the registration rights agreement as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.

Exhibit 5.1 – Opinion of Conyers Dill & Pearman

5. Please have counsel revise the introductory paragraph of its opinion to reflect June 28, 2010 as the correct date on which the registration statement was filed.

6. Please have counsel revise enumerated paragraph 2 of its opinion to remove the qualifications at the beginning of the paragraph, which qualifications appear to unduly limit the scope of the legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joseph R. Tiano, Esq.
     Via Facsimile at (202) 663-8007